Exhibit 99.1

No. 43/08

IAMGOLD: ECUADOR VOTES IN FAVOUR OF NEW CONSTITUTION, A POSITIVE STEP
TOWARDS A NEW MINING LAW

Toronto, Ontario, October 22, 2008 – IAMGOLD Corporation The official results of the constitutional referendum were released on October 16 by the Supreme Electoral Tribunal of Ecuador.   The results show strong support with 63.9% in favour of the new constitution, consistent with the initial results provided in a news release by IAMGOLD September 29, 2008. The new constitution legally took effect on October 20, 2008.

“We are very encouraged by the results of the referendum and are optimistic that Ecuador will proceed quickly towards a new mining law that will allow responsible mining to the benefit of all stakeholders,” commented Joseph Conway, President & CEO.

IAMGOLD is advancing its 100% owned, 3.5 million ounce Quimsacocha Gold Project, located in Ecuador and is on schedule to complete a final Feasibility Study by the end of 2009.  Currently negotiations with a drilling contractor are being finalized to ensure that groundwork can progress rapidly once the legislative process is complete and permits are granted.  IAMGOLD has been an active contributor to the economic development of the region since 1995 with exploration, employment, community and environmental programs and is committed to responsible mining.

The Company considers the referendum results an important next step in fulfilling President Correa’s commitment to develop a modern, responsible mining industry, which will provide an equitable sharing of benefits amongst all stakeholders.  The referendum included the mandate to form a new policy for mining that has been made available in draft form.  A newly appointed legislative body is expected to convene this week to consider the new policies that formed part of the referendum, and the government has stated its intention to get passage of a new mining law by the end of this year.

IAMGOLD has a team of key people in Ecuador that are working proactively with the government of Ecuador, providing submissions and supporting the government’s stated intention to introduce a reasonable and transparent mining law as soon as possible.  A number of key issues such as royalty levels, taxation and community benefits remain outstanding and will impact all mining projects’ economics.

The Company is seeking clarification regarding the 180 suspension of mining activity, which was scheduled to expire on October 18.

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s “Gold is our Currency Policy” demonstrates IAMGOLD’s commitment and confidence in the gold market.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Elaine Ellingham
President & CEO jconway@iamgold.com	SVP, Investor Relations & Communications eellingham@iamgold.com
Tel: 416 360 4712 Toll-free: 1 888 IMG-9999	Tel: 416 360 4743 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com.  All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.